

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

Jeffrey Stein
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

      Re: Cidara Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed November 13, 2017
          File No. 333-221535

Dear Dr. Stein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Charles Bair